Zion Oil & Gas

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Press Release

DALLAS, TX, January 26, 2006. John M. Brown, Founder and Chairman of Zion Oil & Gas, Inc., announced today the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of a minimum of 350,000 shares up to a maximum of 2,000,000 shares of Zion's common stock at $7.00 per share. The offering will be placed through Network 1 Financial Securities, Inc. and other selected NASD broker-dealers on a best efforts basis. If the offering does not raise the minimum of $2.45 million within 120 days after being declared effective by the SEC (which date can be extended by Zion for up to an additional 120 days), it will be terminated and any funds subscribed will be returned. If the minimum is timely subscribed, the offering will remain open until the earlier of the subscription for the maximum of $14,000,000 or 180 days after being declared effective by the SEC (which date may be extended by Zion for up to an additional 60 days). Zion has applied for the listing of its common stock on the American Stock Exchange subject to the successful completion of the offering.

The net proceeds of this offering will be principally used for a completion attempt on an exploratory well drilled by Zion in 2005 to a total depth of 15,842 feet and, if the maximum offering is successfully completed, to drill an appraisal well on its license. In the event of commercial production, following recoupment of certain exploratory costs, Zion intends to donate 6% of its gross revenues from any of its petroleum rights in Israel to two charitable trusts to be established by Zion, one in Israel and one in the U.S.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold and offers to buy may not be accepted prior to the time the registration statement becomes effective. The information on this web page shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration, qualification or exemption under the securities laws of any such state.

Click here to download a PDF version (1013 Kb) of the preliminary prospectus that describes the offering and provides detailed information about Zion.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

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